(:???g&??s???}d ?L?Cb1? -t????h??c?h??j=:?I@????)r???L9:^??b!/? ?ao28??`?r~?\??? ???M?[???g???}=#????OP?????]?}???w???p?w????xP??g?@{?4d???8q??},M|??`w?6?R??????q?4zj???w9?R??h(?-F????R"?/?????t???`?????H???b?X(%+?????tC????-\??d????33B???k??. c?[?(Jj??AV??dw???? 5??+?`?6 Pg?j?ZY;?'"2?13l?J??%U?7???7c!??????X??????0??fz3?? W?3t??4??Kv?t??%?S?J??????*???pB_?????U?????/:L?2A t?kiENr????? i6~_ D,?tGW?}P???l:^?m&?1gumr8?????T???~v????????K????Pv???P???T?Z?2?{36?????oS??')??X-?!D???*?Uk?:i??]I??1\5???6 ?I??,?+??dw?)???y?&E ???|??[W,e??Y?????{?x?X???N?R?9,O?????N???Y????OJI#?|2????c??? ??h??H ????B???????????@t???Y? ??I?id??@????@{??b?n?Y?p?rZ~????N?????]???)?H?U?Y??%??d@??@hf?A????W??PP4??? ???)i??3??bE??^?w??????>??U696?.??M?.I,k?p? F?yb?&(9?{??9H?5S?C??X???)t???*????H???6????y_b??,M????\???a?_??p2??#I?n(q??Cua?/f?vs????xS?# ???l:^?m?3?XC?????"[?????.?" ? ???????gAs?.E?E:t?|??~?j?i:??G?4E?C?:ta??7& /?]??+(|?Q??zB??-????7?$i6 T??n ?I??? k??? ?????G??qk??*??n?u??$??H?V?N???,???T???F?????wz????Z?&L???+????p?p??????}?t?,?.?-?l??n?(?? ??z??Zm?f????G?q??+'U4?q|??fm?#r?;????iP=p????]?????#?i?#???????u???????G}????* ?? >61?z)?i M/?????;???l*z?%^?O??3???t:?????u????mr??"T?pZ?Npe?M?Gg\V??[w>??F?`??c ?5yG?z?????#?[M????e?w?E?????}?v??{?>??~:kd)?? ??z??Zm?f??? g>?? 7nP?? ??>.?@??=?3?r*??EQ????????k>????? ???Dr?)F??'+>hSf??4jzFW?%`?u?/? ?b.?EPV? q??D??p@a?s2?tG??}?n? ?????? t,D@??$???G)[U5??9oU??:???K??1ji????L?\].? "?u????????????TU????l??S@!Kj????\??R?lK??~????5??? ???Z? 6?q<|??????D?ai;5?F*?????&?+????c??2?J?W???tv^?????C????-\??d????33B???????_??1???A6M??2???? ? ?nC{_?|?2???> =??,M????\???a?_??p2??#I?n(q??Cua?/f?vs????xS?# ???l:^?m7?tZB?+ h]?w{?????w????\hG? 9?O???????Ta????AyA?B? ?? ??L?/=???? n? ???pDj?r?i???????&?P3/?*2???????)D?? ??n???7?85r?:x???9?$?m0????>T???`u????/???d? x?W-8?`??me????Z?&L???+????p?p??????}?v??{?>??~:kd)?? ??z??Zm?f??? ???ad????Z?&L???+????p?p??????}?v??{?>??~:kd)?? ??z??Zm?f???61?z)?il ??IQn??_??C??B?eJ????N???Y????OJI#?|2????c??? ??h??H ????B???????????@t???Y? ??I?id??:??&????e???AQ? ? }?}.?????{??-?84??Iy??d???"o??YY?bQW$Y?H??????d?k?d+???P?P?x?0a?????EC????g???8????M??y???7??f??F?WF@E?;?/;s?!9bS^??3????GZ?+p???ce???'?e??Q??&?z?????x????t???Ke??SCs??f???kz??*?\X??5? s???%}?????????? ?????J?7ha ??u????>v?0??mRy??^???G???I{?[???????? ????? ????????+^?S?????t???`?????H???b?X(%+?????tC????-\??d????33B???j?QO?9??3Z8P??^??%O~9?7n?x?/1x?]KR???0k?sM? ?b.?FAS8 q???????????b???=f?l/TU?A0U)6ot???r'&N?? ?sX?TDc?k ???v?C?????4?M?-H?`??m|v???6Grh??_~?Y?F?-???f???"???R=?'??eq???L+xT?m&<?Vr??fc????E???T?!????T5???FY ???T??4#????F??A?7?j;?H??3??S_????0?qr*hJb?B?\Q ?????????f?????A????B??a ??5$?7?%Q?y'w*?3?$?+5? Z?3?M????V*?J8?g_? T?x??^? v?^F?S????JS??Q] @?l$/?E]?Uh?????????y????b??????A?4??4?0)b?ad?k?Bq????????k??(????A R??n8=S?Z/??> ????I?S???Z??F?M?????????Zr?.??)?)?bk:?'?(Ll???Y/{=??;????QQ?D9?II???? LC?!$Lht^.&??6y?6??rL?&??KU??{??? ??????R2z?Si7???l:^?m&?1gumr8?????T?????&??C_??s\m??H#??qz?6?M??>3 wwj??-mmH?_???s??)?|)???P?P ??g????????d6?;;?:??? ???)i??3??bE??^?w??????>??U69Tr6F \j??LHV(?%????[??FnzE????????ew????k-7Q6'?yB?a?p?P\ ???^/-s?????z?:0?????^e???? ?9??~](??];=?N??7????WlV +???????????xX?U^??????]??!}?o???w_??D??.???????b???/?3W??*???@?vW?h\7f?N????!i??21x`?H ?w? ??9?6?}?g????? ????@P?7to???M4????4&%V}6?6??V??+V??c???.?[?d?C????k?<94??m?)C??He????(?}?5????x?????W?X?p]??R??>W??q4???7?%Q?y'w\?;+??????)??iC|R?!???+J??????7??AyA?B? ?? ??N$,B?????????[v?+?al??z ?? ^Z?????2?`????%?R?=M??96D????u?n$ [V??????E??[t_???'??9??? I?d?,??[????? ?Jw ??@Y\l?9? ?a??4?^U(??C??m?\"k????.?]?iIwt???+???+? ??????4????~?tRL???L???l??e?p??MPZC???R?(????~R='?yCZ?a?p?P\?e?:wS?? }~cJyy???Q???o?@o1?^?????]???s????OJI#?|2????c???_?????????}????x5??q~?l????)???????????@t???Y? ??I?id???? ??d??$?;I?q???,???/??H|?@?*???@?vW?h\7f??L?-9???]1??,4=???S?!Y?+b2)???No???/^_{??T.???????B7??Om? ??|???6?? m?????W??"????&???b???Q???:g6T.????)QZ.d ? ?&?" ??He????(?}?5????x?????W?Xv?0'w???R?IW?"[????~?,?4??OH??anSZ??R??$DG8h?e?)?":h{????Xfo?br???????)?EW1?U?h&????J?c??%y??>7-?0}??"?>9?f????s??i???!?B2?>oo????#?????#k??q?Uu??L?pS??????9?????l?@|???`??i?'a#???? \b?-jXI@0D?n-^)?B;??oB?U|<??B,?g?krH??E+S F-??5f??s?s(t???o??ob)??3u ???'?d???& ;?"??5Z???+?,ty_?E 0?[j???v?C?????4?M?-H?`???!.Y9~?? -?? ??????M?TC_?bO?"?BL???J?G??h?a?????0?Z;z?w??t^?c???????????4"????_n? ???pDj?r?i???????&?P3/?*2???????)?1??G?????[??h4?J?|?MN?p?l#?H#?_?B???? w6p=??????zQ?`?|?????m? kZN|7???????S ?OpC?o?!nH-9???' ???`??%M??F=?}???2?!?d??oU?????Q?;??OK?????? `KT??"?????[?r???z????? ;1e,????M{P2pdt1?i?i????6?|?%x?VN??K???c? Y??_hiC?????1?|??lo??k????2???? ??/??E?y=?q?b?0??N???e??;`??s4???bC?{??J? CT????+??r????gKN??t??5?B ??`( wLL?Z?????mw??c??o????v?(?e?\??~q?> ?II????Sg???????<r?k??FT|???yEK? $??N$,B?????????[v+??qb??1 ?X???M???/jB??q??,?b??????E??(??nD??lU{?? ??[ l`??:??^,??%M?@n?M3 wwj??-mmH?_???s??)?|)???P?P ??g????????d6?;;?:??Q] @?l$/?E]?Uh?????????y????b??????A?4??4?0)b?adXVu???#??A?c?v?????6?U?3???}?????z???9?i[?m?(9=?E7[ Q??d?C??o????]?Z????!?Sn?fs?@Kx3LC?d!??9???u??>?&{?1]?+???P?a???h!?f`L??Ew????F??w???????Dk?Y8???1???k_?? ???`??K?g?(0???????~u??? ???????s?&???g???L??}???2&V???{??*?>??^??N??E??r?h???`??? -n?\?h?tr?z'|?+??r???EG??? ?8uF?H?%p ?~????}x>???s????q_??r?????MY?????????}???Z???!,/?????????????????@t???Y? ??I?id??fLv}?#(?Hl()6R ?%???? ?{H?\pO?{?x????H?"7?ASfD???[[? ???Iw??o!?F?^\?~L g?M'Z??q?1? ??s??(????4???&????B????\V5gdXG?n???f?C?~?:%?~?4?X?S?ya??? ?????69?{qxE ??M??@?4 ??=????a ?b??????bO???&?????/??5t?????:?9???D1?qt?\?9s?G(??l??z7?ViWlR?? ?$=????? g*??>??Q] @?l$/?E]?Uh?????????y????b????????(t?XY???K??????^?K?b??FH?4?&????T?oG????????tj?K?z?????W??PP4??? ???)i??3??bE??^?w??????>??U69??s?????/?Lsn#?????D X?????-?(Y?oJ?~?`??C`?N?)??z ???>m?? ?? !Vuq??????C???T'n8)???I'????????U;????z,?>????????s???m???BV??S?????? t,D@??$???G)[U5??9oU??:???K??1ji????L?\].? "?u@?bC;???4?oL???X?76o?/?????3T?S?W ?+q??e??l#??v??0??????????>???Q???B??_x?? ?#m??*HiM?q`??q2?.0?#??4 ??????~??QTGzPXf?? ?e????Cm^?0?c????)5?-??6?J\H%???}???2?'????????]?Oj???????pV?2????S?-??o?e'??^W?????DjpX?*?{?n?[?T?p[??k????&??*&1y?2??Id?k?d+???P?P?x?0a?????EC????N?X?An???pM???t?j9?I+?G?$:??zxx?R??9??_/????MEIGF?0??X??????5@i??=7?+s[??*???????x???W??#"?ab?a+T?????N????a6????;??p?5~b?Ki???C?????fif??/??RE?C??? ??????e?????h{0???Y????q_??r?????MY?????????}???Z???!,/?????????????????@t???Y? ??I?id??fLv}?#(?Hl()6 (n???"`??;??6wQk?????m+???4???Q/7?V??P?rkV?d9?F8?X,1?c?????bYx?'M??#??5?J+`?tz,??c???e??sp?-?3?m?g?l?2(?a?????e??Vf?|??5?'???G??????28@)b???9??T?V?x??kNa5/???a[,??`?????????G????0?)??Xe??L??? ????p?h?_?????X?/f n?????gY?x?z? ig({??: L????J??Y??a AF?????=?@??S?82???9rKl?:_?6?_{???????????y??7???]/ ???&?E?s?????;c?????yvZw1????????E.?a? ?v*????J?z5vg??? ?D}???$P??!???X?(????????%!?wkeot]b7???V???L?C?h??H ????B???????????@t???Y? ??I?id????jm-?q(d???[???9??`Q??.?k?z?us?J??l???????p?b?lP?1?z?? ?l??A?z@?S:??????#|6X?1@????d?????/?uB???8( \???P???>v?D)??E??W`w ?H?xl???? ?A?S3[?q+?Xjs???%???-???M'l?>X??s?????>g?q? d??????Z??? X??%/?|],???????x?*??a=w}?vfi?????J???? ;??S=6?????+??X}j-?Z?h?H]?}????]2??????j?????X???Bv ??x??t????|?D???Wc??nd3q???4??l?D???xo??9"Y?? ?K)??" ?6W_?Z6??????G?????J??jr0????W????? scd????0??H????/?W,?7a*6?H?qB?F??V???j,?W?j ?z=???f??n??????????????dq?? G',?^D4? ?7? ???u?k??3??0T?B:j????z???????"??a?? ?Fr "c?m??T?;?,????a???C??!@S???????6??????????Q/BK?r???D*V?>??8??s?? x;?+)?i ???????8a?&???tv???)m:?o)???^??Q?Q6\{Y-????pl2?????( ??Q??$?0??pGM?$s~????+?h??b???V??dE????x?????W?X;???q???OE?"}1?P??N5????>C?mU?AB??^8??:???????b?L? ?-%??????????o5l??Q9d?P??^?VJ?????)?"??D?F????H?????;? N??F?e?? ????!??s=??=?F ??B?^?$?t??c??nZ #?????4*^?sc?"??b??^?1???? ???????.??~m?;?I???n???\5?????AZ??-G p^?G?+N?m^??^6????Q?61?z)?iO???.9g???e?=?]????A?V????????P?/fA?fQLu {#8~ ??1as?B?P? ?B??????o[`w$???>%.??s???+/+? >??Az;?c|*?=??7N????7?Hd??Xc????A??~?r`.??T;?n???3@??kU?t??c?o???ivV???ur.&??E?#?7??m? ??z??Zm?f??? ?!T???o;?x????dP?l???j??'?84??Iy????@tO? ??E1m??!???1?^1??Tu???? ?????R?O&:?Q&??L???!K??1j??X?}???w???E? %? ????\???Sb?k?e??i????d??NQ??s?u~&??C??\??b??}?e=NO??R??? ??~V???W/:-??c?^W?g?Q??Kk?E?{????`???? _??9?v@?lg???????K?Q.}r?6?7+9?GP"?%???_?yi??Y?? K~???B????V???M?f?????+S?oo?Q6?e3?kx?(?,?}??"?iW?l????????rd'Y?V{?VC?&K?}????h? ? ?&?" ??He????(?}?5????x?????W?X???,?? `>;??a????????F!;36???uBH.?8?]_?M?^la???BQ )???c?r,????8I??6???????\'????,?;V,????K?muX}M?[??G??E?=?}??l-? u9T????laG.|?F{???? ?????\?x???????q????v??q?B??r@??>???(????}?1E}?-?a??.??|(E(*?J???md??UT?S???J??s?? `?????gb???H?>???y??&t0d??`?d???F??Q_;??HpzS}/\U??"?W??p???????????HY ..???V ??>? ??4? s??l???7C?'?????W????jL???Y???????wo?0??mRy??^??u?8??????Z$&?ekz}?wH? J^J?"??????v?? rS????o[ *?U??zi????)?7???|?k??k????D.?Y??&??????? ?Z???c$??&=??s??]y????a2????|??Y{(?"??E??2?x?? (?W???4z????O?????m??Y@???g?C??o?QJ?F?6 -??????z?\??w??j????$?_?!?????????Y???????wo?0??mRy??^?K?J.%'?J?0itOa?F? ?:??U$???D}??c??????U?qC???]????;??HMm?????0?{H?vz??"?@?A???d)??A?#??0?=?h????_%q3??QM ?4???<????? q>{?(?:B???&?S?????? t,D@??$???G)[U5??9oU??:???K??1ji????L?\].? "?u@?bC;???4?oL???X?76o?/?????3T?S?W ?+q??e??l#??v??0??????????>???Q???B??_x?? ?#m??*HiM?q`??q2?.0?#??4 ??????~??QTGzPXf?? ?e????Cm^?0?c????)5?-??6?J\H%???}???2?/??s???+u ^?drO???????pV?2????S?-??o?e'??^W?????DjpX?*?{?n?[?T?p[??k????&??*&1y?2??Id?k?d+???P?P?x?0a?????EC????N?X?An???pM???tq??a?v??J??"(2?}?I??K?pU$]??M??nh???#?Q+?J?_W.?????:???; ???n??7??:C?D??????Y??'?T??@?I?a3?El'<%? ?0.?u????H?????K?>? ??$?Dk8??/K>,?e?$7??$x??? ??g#??Y???G??]???s_?O?O????B?@??? ????b?A\Z?--Lm??c???j??????7FV +????????????&d???|x#_?K?%?i>??3??_B?N???K FQ?EW?}??X????`c???VFd)?????\??k?4^]Q??z?a?0?9?? ??G?oU ?^9?????8??????O&:?Q&??L???!K??1j???m??.N(? m??!>?R?K3D?G?@? ??l(^??sj?%* 4/???W????G?C?x}=????+F?EX?*??+B?9??u?? ?? !Vuq??????C???T'n8)???I'????????U;????z,?>????????s???m???BV??S?????? t,D@??$???G)[U5??9oU??:???K??1ji????L?\].? "?u@?bC;???4?oL???X?76o?/?????3T?S?W ?+q??e??l#??v??0??????????>???Q???B??_x?? ?#m??*HiM?q`??q2?.0?#??4 ??????~??QTGzPXf?? ?e????Cm^?0?c????)5?-??6?J\H%???}???2?+???C\??:Q7??v??????pV?2????S?-??o?e'??^W?????DjpX?*?{?n?[?T?p[??k????&??*&1y?2??Id?k?d+???P?P?x?0a?????EC????N?X?An???pM???tq??a?v??J??"(2?T?? }t?pi??????^B?V??? ??R?^???[??0z}2 W?????f?`??????V?????h?jz?????a?1???qp??h??????d????'P^9j_???O&?R??.?&???C??P?4???????{?????????z?C??Xt??z?? 3f??iX?]?,P??p,??w?|??@g??????@??R????Fku?^?]????z?)?????M?FW??Iy????????6???E?]J??UU?f??xl?#???w?rV???W Fp6o?2?n ????P?x?0a?????EC???????==`kpv?0??mRy??^???G???I{?[???????? ????? ????????+^?S?????t???`?????H???b?X(%+?????tC????-\??d????33B???j?QO?9??3Z8P??^??%O~9?7n?x?/1x?]KR???0k?sM? ?b.?FAS8 q???????????b???=f?l/TU?A0U)6ot???r'&N?? ?Nf?4s]~1? ????.???????d?`?sR??6C??P?????#4???h???zt?!2?h??5p)?9e????\2?"?h?+:1. sKJ# ??}?\x?J;??1E|?d?_?#??4d?4?Ujt?m?eD"????4@????O??`???q$?e\(u>l?@?{ZE0??L??2?????.l?ug?):??X??z?ps?v?? 3H ???g?}[D? ]/?s?i)???@??n? ?s<+ ?}%? W?h?????????y????b??????k???j??|7u????_\??5?p?u3????#?C???5??}??e@V?(g??Z???2SksEp$?]?>9??m?????+?tv??4??NR???T|?}??i??X? ?A???d)??A????a$?????? bh ?KPA4Pt M&??6y?6??rL?&??KU??{??? ??????R2z?Si7???l:^?m&?1gumr8?????T?????&??C_??s\m??H#??qz?6?M??>3 wwj??-mmH?_???s??)?|)???P?P ??g????????d6?;;?:' sKJ# ??}?\x?J;??1E|?d?_?#??4d?4?U???8?5[??7-?0}??"?>9?f????s??i???!?B2?>oo????#?????#k??q?Uu??L?pS??????9?????l?@|???`??i?'a#???? \b?-jXI@0D?n-^)?B;??oB?U|<??B,?g?krH??E+S F-??5f??s?s(t???o??ob)????\??:P[ t????'?2?2*?9p????,/??]????t? ?????j?`???w@???4?? ??@S:????W?V0?K?Z?)???f???"???R=?'??eq???L+xT?m&<?Vr??fc????E???T?!????T5???FY ???T??4#????F??A?7?j;?H??3??S_????0?qr*hJb?B?\Q ?RdK0????LD???%?u???o? ?ek?P?????nY ;EaW?fi?z?A=??? ?!K???&?6'0)I??????????!? ????o-?J?t~4d??-??b?(????????|_???]yB-???*?????2d?eBv?)?'x?2?r?6J?gr(??8?? ?9}??o??@?? ?+?-?G[??J???iC?42.???? ?B????"?k +?2o??g???"w?pL? ?????%?4?iC??[?v?cv_3??+?C??;?[!????.%v??P??T9???m/?UM??q??7I????/????t????*?#U???rW??s??2 ??5=?qQ5??????????.?7sU??i^???$p?>??D?z.??M??XmU??)???G R? ??????????_s?5`??~a????u@Y?B@??????IY????? M/??%?????T?7??L?>&???`#??????7?g?)1;YQ ??????X?f1?!?E"U,,9n??????]???K?-i?]X ???1??+{\.A??X?????9???? ?H??1k???7?/?"Z??H???Cw??????VcwO/?A????Rg?ali?? s?6nfK??oN???-hS?I?b1Z????_ ?D6?Z?=???4>k??!ZJAD? ???9x.K?g?????b????????(?????}? ?&?(?en ???_??? b??h]5i8?????i?}?6??????C?,q?#?X??uGL?f{&?\6Lo? *F9??? ??????[]????sfWC?????Z%h???j??b?)????J'?o??mc?g?i??l?=th{??0J??)'?k^?$n?|???}???h?? ??}2f??h ]??b?%4/#??s9 bff???]c6HR?wA?v?zO?????8?R%???? ???)i??3??bE??^?w??????>??U69Tr6F \j??LHV(?%??pi??h???/)??pH?7?C?D?6??DzS??????jYS?lu?@.?a?y?? &]?X?????r??j?9S????_]E??i)?U??4???1^ /-??????g!?%????y}?>t?)?T???`}?{?w??????>??U69??s?????/?Lsn#????????4k?L??M???w????|????r??_?#!?g?c?V??z?J?$????O?V??T????????FS????d??:??B?????=?????????????(D?(W??{??????c?4?b}r?6?7+9?GP"?%???_?yi??Y?? K~???B????V???M?f?????+??]?U?< ?;?e?G]???f??7???]/ ???&?E?s?????;c?????yvZw1???e?0+??b???J?G????J?z5vg??? ?D}???$P??!???X?(????????%!?wkeot]b7???V???L?C?h??H ????B???????????@t???Y? ??I?id????jm-?q(d???[?_u;??YM ?X}?_;D?????i???V]Wb??N?U;%??? h7??jh???}??????M?Z??J????w:?D?0?? ?,?2??Z?qw6IX?l.l,??s?%?%???????(?????Lu?G???Q? ????t??f?6h[\??????=?x+y??&??ui-?????@????c???D? ??3????_?{?????fp??I?{?%v??5?M???M?!cw|?d?,X??I?^???M??Eq??????[v]????D=V_5???F???1??`?h?????@??O??g? fRw?D??^2v}??>??(v?k?0??lh??7?~=?Z?? ??k@??;?8$I??8????\???W??}b???~E?Z???@???U1???=??OB?^6??Hj?(=?T?w?L?i-?A????Mhh???mXo??? ????V*\???g???z?Ms??FU8&??%?+????D?????=????C???2??boU???_?NB????,?? 5?r??D??????1$?C?ly??5?g?_?u?xr? -???@3?????`?R??o'??,???SSk????[?+?0??U??I???tP???? t???N??+:c?[E?b?v?3<&?E\?h?????????y????b??????k???j??|7u????_\??5?p?u3????#?C???5??}??e@V?(g??Z???2S?**?O86'???zq?!I????34]m??,M?2????m/o?br????mq?6?XK?? ??????T?V?D?K???Y?#X??!??,"K????VFLL?????@w???2XZp???z;???vQ?r:?8?W?-S??o^?%JmOaR????I?????t DE?H?3a Wi?$?????u??K\???&?h?M}?37?????k?B G??kS?3a??>?4!u???w2??????;? ????;? ?7?e?%?????U^??,??<????>ZnG??,M?2????m/o?br????:?n????? F??W?&?O?)?6??-??/?w??LO?u??G??????o/?7o? ??????=q?wE?HD??X??z?? ???L??>????H3$?-?1&?dz???U;??[?tt??A?& :??IQ??s???U??UZ??cj??@hf?A????W??PP4??? ??c??[? ?l????????k?;aZ?3n??u ????.?]?iIwt???+???+? ?????:??_?[???:?3:?#p??V?05h??? 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B?F;-@??\z(K???? ^?Vw?O?I?@^?;'????r>?_ ? 3?????mM^,??oe?% ????O?l???E)??7&#`? ?,X??I?^?}R ?????y?????I-y?Whw????Z???qR7????\? ?{g ?"T???x??;?S:^|6???????r??\?5??F?????K??????9z`???????Ui?`?P??9?c??s)?GX????p?p??????}?+??xalf?????K-?D.?Z?5R?=???60?+)?i ]??????[??}?Q?la?+???d:??~??Wy?b??T#?????E?E?sX? Kc?????\O??????I???YmA??G??9?c??s)?GX????p?p??????}?+??xalf?????K-?D.?Z?5R?=???60?+)?ik@{???O]???F??-a? ???MH ??s??H/2?0?????????h?r?s??mq? V??A?fWa?L? ?????8??2??B???\?T6n!?v;wD>&??????:?6?????????41.y23?????C?????[h??l?:}_?`?:^<3?bj???&X?Y?????j:?????^??H??Z??^??s??Hd??ErF}?o?{??$???"??T??Y?Z*?_?P??z#q??a5_$=?@?{?m???+?ult??^^??i? ?????? c??????h:?'????????l?-? ??f"??1p???H??????Y?7;O?4????y????z]????i ?e?? ???A?M(t9???J?? ???w??6???~???:Cs??Y??(???-???L??_??WQ?e?o??(?????{?`??u^O??a?A?!?]?Y???h-??u??zh ???H??L*!?3?bO(????k???R7T?S??QK?h???DZ???0?J????+?)??fL?$??i(:????????#??EI??????4?????VJ??`??I.?????2[?(4s?????0(?/???n??V?n(????????l???Y?W? ????? %???zY????????s?/?5d*??G??X??[g??e?Q?~???SJ,7??????W??dP?5Qk??B??E'=7??PZ??dv?^??9X??N!P[?71M???5????'O?O?W??c???4??c?n?"?? ? ?dQ+??-?XF*c?m??T?;?,????a???C??!@S???????6??????????Q/BK?r???$i??XE\H? K??\; ??He????(?}?5????x?????W?Xy*JT:?v??.??]??_??`e??16???? !????u?qoIx??? ??>? ??4? s??l???7C?'?????W????jL???Y???????wo?0??mRy??^??u?8??????Z$&?ekz}?wH? J^J?"??????v?? rS????o[ *?U??zi????)?7???|?k??k????D.?Y??&??????? ?Z???c$??&=??s??]y????a2????|??Y{(?"??E??2?x?? 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K???Y??H ?O?*K?????IV??;^?.?-u?)?$DG8h?e?)?":h{????Xfo?br???????)?EW1?U?h&????J?c??%y??>7-?0}??"?>9?f????s??i???!?B2?>oo????#?????#k??q?Uu??L?pS??????9?????l?@|???`??i?'a#???? \b?-jXI@0D?n-^)?B;??oB?U|<??B,?g?krH??E+S F-??5f??s?s(t???o??ob)??3u ???'?d???& ;?"??5Z???+?,ty_?E 0?[j???v?C?????4?M?-H?`*p?'??U???4???{~?Y?F?}???f???"???R=?'??eq???L+xT?m&<?Vr??fc????E???T?!????T5???FY ???T??4#????F??A?7?j;?H??3??S_????0?qr*hJb?B?\Q ? ?|h??b??Q4???C5??oc?2#?3???w????x???m1????8~?F?8?`?????#?xX?6????0?+???#??O?????En??%V?????? ?GS??+ k??K}?.?=D????????Gf????j?????e?M?6K??-?\O??DP?D&x???L??????r??&U???????????v ?N????j?l?j?mn??+???5?uQ?f?R?K????ei?Q?d??`W ? ???? K???Y??H??????_b@?.???q?????T??H??Z??^??s??Hd??ErF}?o?{??$???"??T??Y?Z*?_?P??z#q??a5_$=?@?{?m???+?ult??^^??i? ?????? c??????h:?'????????l?-? ??f"??1p???H??????Y?7;O?4????y????z]????i ?e?? ???A?M(t9???J?? ???w??6???~???:Cs??Y??(???-???L??_??WQ?e?o??(?????{??M(?>?)?ImBr?V??"?p,'?% ???,/??]????t? ?????j?`???w@???4??S8M"J???????NE???"?V????+?)??fL?$??i(:????????#??EI??????4?????VJ??`??I.?????2[?(4s?????0(?/???n??V?n(????????l???Y?W? ?????Q__I/y?!???3j??P??? ^!?W??m?x??01?@E???e?W^;???? :n???K??} ?????v??Qn? ????R?n????? ??wey3??????d?????JSX K???Iazr?At?j?????Ip=?|2?L?J??U??9[??x?K]a????3?? ?q????A???K?c???JD??F??Y?j%??"p??????f?V?1IW???Q7:P????1???"???W3q?QD??=??T%??W%1[???b ?4L?2&??@????z??@x???o2o??????9?*??|t? ?????@d8 ?#?????S~z???jYv%? /-??????^A??v?2? ?-3???Yi ??????7?g?)1;YQ ??????X?f1?!?E"Uy??^e??d???"??K?-i?]X ???- ??5{\.A??X?????9?????{R~?z??Y?}?j%7?S??Hh??3????Aj???m?T?j??? ???a?j*?R"m????@z ??;?f?Qqq?i ????N,r???Sc?co-_Y/N???a1[%e??A?j?/T????z??Y?A[p'{?!?@????~cSAw??Q????0~???C ?)??????(#&tb?X%??u,2?????[}`???,??= ?3^qd??lNe??J*,5?E???^???g??T??H?????????m? (?~????FU??????????Q?YWz????M???3`??????????q?{?l?4k???d????(??7jn?)???H%!??,M??e?3???/???Vy???D??B?[j?%.?vs????xS?# ???l:^?m??U8?b?F?4?'5?~X????' ???[?Z????[?b??????????] ??B#`? ?0????v0}???I?? J?-f?TW??k?z^??R??.????? ??-_??#I?n(q??Cua?/f?vs????xS?# ???l:^?mj?uD?j?Lk????~?????1?K}????0&???y???S????C?e? ??g?N?+c????F??ZX???V???*??JG????c' ? ;?:?; ??uJ?49/??X??Rb???pf??>F?????????%pi%????5?P+L^'??????????&qE??[? #?? ?8????NUJH?;Q??U???d??@??????Z?:g???#???S???????????e????????????&&D?/?J Km7????C?~m????JC?tEq?.4?G?+???89?6?1N???F?}' Ea?V ?r??]?tR???Hi?Y %0?8G~A??J?a?5??M???s?8_? ?V??H??????}K??@??G???#?3??b@?????.?]?iIwt?????3??k'??? ?? az???A6??????? 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L ?[??ff?????`?????6?1???aOa???????7K0GU|??^?m?Z-?cq?G?u??g?-a?Q??J??>??x|X?F?N+?&?j??3??h??9.??*???U? 9?B>X????N)?da?g??.~b?????bg?MN?,=????B&p????%???i??SA?>5????;%???orx ????\?^???u???????c?j??R????o???s?^ ??)m?>9n? ?8?$+`c??V/? ?f?g?@????S^ib?????MjX????hW&?;??)??Z?>????7F?4? ??Q??A?M??7?M?????h????u@Y?B@??????IY????? 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"???Gm?6?????xZ?O:???m?k\p5 ????$yZ,?????xJ?7?j???????dbO 9_??????$??Q5p?????t$~???Z???8/Y?uU?f??N???~_?>??"E R?\??&;r?d?/??p????b?,'x*? ?`}????Nk?}n?p??B@??I?d???????S'=??t???????PcMx2?j?3???>?H?@?C??P?K?X?)?? ??4:??c?=??/????On???tx?G?? ;??????4??[:`?L2????;Q?4? ??Q???o~!?^???

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